Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Hannon Armstrong Sustainable Infrastructure Capital, Inc. for the registration of shares of its common stock, shares of its preferred stock, depositary shares, debt securities, warrants, and rights and to the incorporation by reference therein of our report dated March 21, 2018, on our audits of the consolidated financial statements of Helix Fund I, LLC as of December 31, 2017 and January 1, 2017, and for the fiscal year ended December 31, 2017 and the period from December 2, 2016 (inception) through January 1, 2017, which report is included in the Annual Report on Form 10-K/A of Hannon Armstrong Sustainable Infrastructure Capital, Inc. for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ CohnReznick LLP

Atlanta, Georgia

March 26, 2019